UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-41974

Intelligent Group Limited

Unit 2803, Level 28, Admiralty Centre,
Tower 1, 18 Harcourt Road,
Admiralty, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Press Release

On November 1, 2024, Intelligent Group Limited (the “Company”) issued a press release (the “Press Release”) reporting the Company’s interim financial results as of and for the six months period ended May 31, 2024 (“Interim Results”).

A copy of the Press Release announcing the Interim Results is included as Exhibit 99.1 to this Form 6-K

Interim Results

The unaudited financial results for the six months ended May 31, 2024 is furnished as Exhibit 99.2 to this Form 6-K.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated November 1, 2024
99.2	Intelligent Group Limited Reports Unaudited Financial Results for The Six Months Ended May 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTELLIGENT GROUP LIMITED

By:	/s/ Wai Lau
Name:	Wai Lau
Title:	Director, Chief Executive Officer, and Chairlady of the Board

Date: November 1, 2024

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